September 30, 2005
via U.S. mail and facsimile
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C 20549-7010

RE:	Brascan Corporation Form 40-F for the Fiscal Year Ended December 31, 2004 Filed March 31, 2005-09-19 File No. 33-97038
Dear Mr. Decker:
     Thank you for your letter of September 15th. We have reproduced your questions in this letter and included our responses thereto.
Management’s Discussion and Analysis of Financial Results, page 8 of 2004 Annual Report
Structured Products and Capital Market Investments, page 33 of 2004 Annual Report
1.	We note in 2003 that you created Titanium Trust, an asset backed trust that finances receivable and other assets acquired from you and other entities. Please tell us more about these transactions, including how you are accounting for these transactions in your consolidated financial statements. Specifically, tell us how you are reflecting the assets securitized and the cash received on your consolidated balance sheet and consolidated statement of cash flows along with the authoritative literature that supports your accounting. Please also tell us whether these transactions are being accounted as sales or financing arrangements. Please refer to SFAS 140. Finally, please tell us why you believe no disclosure was required regarding your policy for accounting for these transactions. If you determine that a stated policy is needed in your periodic filing, please provide us with the disclosure you intend to include in future filings.

Response:

Titanium Asset Backed Trust (“Titanium”) was formed on August 26, 2003 as an asset backed trust to acquire and administer securitized assets, related security, and other assets and to finance the acquisition and administration thereof. In general terms, Titanium purchases securitized assets at a discount, and to finance the purchases by issuing commercial paper. The interest on commercial paper loans and all other fees of the Trust are funded from periodic interest or similar payments from the acquired assets or from the discount on the purchase of the securitized assets. Prior to January 1,
Brascan Corporation
Suite 300, BCE Place, Box 762, 181 Bay Street, Toronto, Ontario M5J 2T3
Telephone (416) 363-9491 Facsimile (416) 363-2856 www.brascancorp.com

Brascan Corporation File No. 33-97038	Page 2
2005, the transfer of receivables to Titanium have been accounted for as sales under Canadian GAAP, pursuant to Accounting Guideline 12 “Transfers of Receivable” since title to the receivables is transferred to the trust and in the event of a bankruptcy, creditors of the transferor do not have the ability to place a claim on the receivables. As a result, the criteria for sale treatment under paragraph 9 of AcG 12 were met. Cash received as a result of the securitization of receivables was presented as part of operating activities in the statement of cash flows. Until December 31, 2004, the treatment of Titanium under Canadian GAAP and US GAAP was the same and resulted in Titanium not being consolidated.

Sale treatment was also applied under US GAAP since the criteria under FAS 140 were the same as under AcG12, until the adoption of FIN 46R. Based on guidance set out in FASB Interpretation No. 46R, Consolidation of Variable Interest Entities, Brascan determined that Titanium is a VIE and that Brascan is the primary beneficiary of the Trust’s economic variability. As a result, in 2004, Titanium’s assets were included in Brascan’s US GAAP reconciliation note under accounts receivable, its current payables were included in accounts payable and its loans were included in other debt of subsidiaries. In addition, as Titanium is being consolidated under FIN 46R with appropriate intercompany eliminations, the company determined that SFAS 140 was no longer applicable. The company adopted FIN 46R on a prospective basis under US GAAP and as a result, there was no impact to the statement of cash flows.

Under Canadian GAAP, the equivalent guidance is the Canadian Institute of Chartered Accountants Accounting Guideline 15, Consolidation of Variable Interest Entities. The guideline is applicable to annual and interim reporting periods that begin on or after November 1, 2004. As a result, the guideline was implemented in Brascan’s first quarter of 2005 on a basis consistent with that of the US GAAP requirements.

At the end of 2004, Titanium had total assets of $46 million. In the company’s US GAAP reconciliation, the Titanium adjustments are included in the overall FIN46R disclosures. With respect to 2004, given the relative insignificance of the balances at the time, additional disclosures were not warranted. Going forward, due to the adoption of AcG 15 under Canadian GAAP, the company’s Canadian GAAP notes to financial statements will include the required disclosure related to variable interest entities and will effectively eliminate the requirement to provide reconciling disclosure under US GAAP. The company will continue to review the need for expanded disclosure.
Contractual Obligations, page 50 of 2004 Annual Report
2.	In future filings, please revise your table of contractual obligations as follow:
•	To increase transparency of cash flow, please include scheduled interest payments in your table. To the extent that the interest rates are variable and unknown, you may use your judgement to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.

•	To the extent that you are in the position of paying cash rather than receiving cash under your interest rate swaps, please disclose estimates of the amounts you will be obligated to pay.
Please refer to General Instruction B.(12) of Form 40-F for additional guidance.

Brascan Corporation File No. 33-97038	Page 3
Finally, please confirm to us that you do not have any leasing obligations; otherwise, please revise your contractual obligations table accordingly. Please provide us with the disclosure you intend to include in future filings.

Response:

The contractual obligations disclosure we intend to include in future filings will include leasing obligations, scheduled interest payments and payments required pursuant to interest rate swap obligations presented separately in the contractual obligations table. Any assumptions made with respect to variable payment obligations will be disclosed as a footnote to the table.

1.	Summary of Accounting Policies, page 57 of 2004 Annual Report

(f)	Revenue and Expense Recognition, page 58 of 2004 Annual Report

(ii)	Residential property operations, page 59 of 2004 Annual Report

3.	We note that you have included your revenue recognition policy for the sale of land. Please clarify for us and revise your disclosure in future filings the nature of “all other significant conditions.”

Response:

Other significant conditions for revenue recognition on the sale of residential land include the receipt of a significant down payment or appropriate security from the purchaser, the passing of title, or in certain circumstances the possession, of the land to the purchaser, and any other material conditions of the sales contract having been met.

Disclosure in all future filings will include the following:

“Land sales are recognized at the time that the risks and rewards of ownership have been transferred, title or in certain circumstances possession passes to the purchaser, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received.”

4.	Please tell us with a view toward future disclosure your policy for recognizing revenue from the sale of homes.

Response:

Disclosure in all future filings will include a description of our current policy which is as follows:

“Revenue from the sale of homes are recognized when title passes to the purchaser upon closing, at which time all proceeds are received or collectability is assured.”

9.	Corporate Borrowings, page 68 for 2004 Annual Report

5.	We note your disclosures provided regarding your corporate borrowings debt instruments, which does not appear to provide disclosure of all instruments totaling US$1.675 billion. Please reconcile your disclosures to your total balance of US$1.675 billion. Please tell us

Brascan Corporation File No. 33-97038	Page 4
how you intend to revise your disclosures in future filings so that your disclosure fully describes the total balance included on the consolidated balance sheet.
Response:
Future filings will include additional details of each instrument of corporate debt as follows:

Millions	Maturity	Rate	Currency	2004	2003

Publicly traded term debt	June 15, 2012	7.125%	USD	$350	$350
	March 1, 2010	5.750%	USD	200	200
	March 1, 2033	7.375%	USD	250	250
	December 15, 2008	8.125%	USD	300	300
	October 5, 2005	7.350%	CAD	104	—
	December 1, 2006	8.350%	CAD	104	—
	June 1, 2007	7.250%	CAD	105	—

				1,413	1,100
Privately held term debt	November 19, 2004	8.400%	USD	—	100
	Various		CAD	13	13

Commercial paper and bank borrowings	Various	BA based	CAD	249	—

Total				$1,675	$1,213

12.	Preferred Equity — Corporate and Subsidiaries, page 70 of 2004 Annual Report
Subsidiaries Preferred Equity, page 71 of 2004 Annual Report
6.	We note that you are recording preferred equity shares issued by your subsidiary within stockholders’ equity under both Canadian and US GAAP. Please provide us with additional detail of the terms of these instruments including how you determined your accounting in your consolidated financial statements is in accordance with US GAAP. Please provide us with the US GAAP authoritative literature that supports your accounting. Finally, please provide us with any revised disclosure you intend to include in future filings to clarify for investors your accounting of these instruments.

Response:

Additional detail of the terms of Subsidiary Preferred Shares is as follows:

Brascan Corporation File No. 33-97038	Page 5

(Millions, except			Cumulative Dividend
share information)	Shares Outstanding	Preferred Share Series	Rate	2004	2003

Commercial Real Estate
BPO Properties Inc.	1,750,789	Series G	70% of bank prime	$37	$34
	3,224,427	Series J	70% of bank prime	71	65
	66	Series K	30-day BA + 0.4%	40	38
	1,692,911	Series M	70% of bank prime	36	34
	600,000	Series N	30-day BA + 0.4%	13	11
		Other		1	2

Brookfield Properties Corporation	8,000,000	Class AAA Series F	6.00%	126	124
	4,350,000	Class AAA Series G	5.25%	109	109
	8,000,000	Class AAA Series H	5.75%	151	151
	8,000,000	Class AAA Series I	5.20%	154	154
	8,000,000	Class AAA Series J	5.00%	146	—
	6,000,000	Class AAA Series K	5.20%	122	—

				1,006	722
Funds Management
Brascan Financial Corporation	6,000,000	Class I Series A		—	114
	3,999,000	Class II Series 3		—	74
	2,000,000	Class II Series 4		—	38

				—	226
Other wholly owned subsidiaries				53	61

				$1,059	$1,009

	Redemption Date 1	Redemption Price 2	Company's Option 3	Holder's Option 4

Series G, J, M, N	Anytime	C$25.00	Anytime	N/A
Series K	Anytime	C$500,000.00	Anytime	N/A
Class AAA, Series F	September 30, 2009	C$25.75	September 30, 2009	March 31, 2013
Class AAA, Series G	June 30, 2011	US$26.00	June 30, 2011	September 30, 2015
Class AAA, Series H	December 31, 2011	C$26.00	December 31, 2011	December 31, 2015
Class AAA, Series I	December 31, 2008	C$25.75	December 31, 2008	December 31, 2010
Class AAA, Series J	June 30, 2010	C$26.00	June 30, 2010	December 31, 2014
Class AAA, Series K	December 31, 2012	C$26.00	December 31, 2012	December 31, 2016

(1)	Subject to applicable law and rights of the issuer, the issuer may, on or after the dates specified above, redeem Class AAA preferred shares at the price specified above for cash, with the following decreases in redemption price as follows: the Series F and I at a price of C$25.75, if redeemed during the 12 months commencing after the Company’s Option redemption date specified above and decreasing by C$0.25 each 12 month period thereafter to a price of C$25.00; the Series G at a price of US$26.00 if redeemed during the 12 months commencing after the Company’s Option redemption date specified above and decreasing by US$0.33 each 12 month period thereafter to a price of US$25.00; the Series H and K at a price of C$26.00, if redeemed during the 12 months commencing after the Company’s Option redemption date specified above and decreasing by C$0.33 each 12 month period thereafter to a price of C$25.00; the Series J at a price of C$26.00, if redeemed during the 12 months commencing after the Company’s Option redemption date specified above and decreasing by C$0.25 each 12 month period thereafter to a price of C$25.00.

(2)	Subject to applicable law and rights of the issuer, the issuer may purchase Class AAA preferred shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of the issuer, such shares are obtainable.

(3)	Subject to the approval of the Toronto Stock Exchange the issuer may, on or after the dates specified above, convert the Class AAA, Series F, G, H, I, J, and K into common shares of the issuer. The Class AAA, Series F, G, H, I, J, and K preferred shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.

(4)	Subject to the issuers right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series F, G, H, I, J, and K preferred shares into that number of common shares determined by dividing the then applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.

Brascan Corporation File No. 33-97038	Page 6
The Company has presented the preferred equity of its subsidiaries on a line item separate from its corporate preferred and common equity. The Company’s presentation which resulted in “Minority interests of others in assets” and “Preferred equity — subsidiaries” being presented as separate lines proximate to its corporate common and preferred equity was contemplated by the FASB project on the “Accounting for Financial Instruments with Characteristics of Liabilities, Equity, or Both”. However, we recognized that the project did not have the force of GAAP and were cautious not to include these lines under a “Shareholders’ equity” caption in the US GAAP reconciliation note.
We have determined that the preferred shares issued by the subsidiaries do not represent liabilities under SFAS 150 by referencing the following specific guidance:
Paragraph 9 — A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. A financial instrument issued in the form of shares is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur.
The preferred shares listed above are not mandatorily redeemable because they have no required redemption prior to any liquidation of the issuing company.
Paragraph 11 — A financial instrument, other than an outstanding share, that, at inception (a) embodies an obligation to repurchase the issuers equity shares, or is indexed to such an obligation, and (b) requires or may require the issuer to settle the obligation by transferring assets shall be classified as a liability (or an asset in some circumstances). Examples include forward purchase contracts or written put options on the issuer’s equity that are to be physically settled or net cash settled.
The preferred shares listed above are outstanding shares and accordingly paragraph 11 is not applicable.
Paragraph 12 — A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that an issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:
a. A fixed monetary amount known at inception
b. Variations in something other the fair value of the issuer’s equity shares
c. Variations inversely related to changes in the fair value of the issuer’s equity shares
The preferred shares listed above do not represent an unconditional obligation of the issuer since redemption must be requested by the holder.
Since January 1, 2005, the Company has included these preferred shares in “Minority interests of others in assets” on the face of its balance sheet. This is the intended disclosure for future filings.

Brascan Corporation File No. 33-97038	Page 7
23.	Difference from United States Generally Accepted Accounting Principles, page 80 of 2004 Annual Report

(a)	Income Statement Differences

7.	In future filings, please revise to present preferred stock dividends and net income/(losses) available to common shareholders in this footnote, along with the corresponding per share amounts. Refer to SAB Topic 6.B. Please provide us with the disclosure you intend to include in future filings.

Response:

Future filings will include the following disclosure:

Millions, except per share amounts	2004	2003

Net income under US GAAP	$636	$339
Preferred share dividends	(46)	(43)

Net income available to common shareholders under US GAAP	$590	$296

Per share amounts under US GAAP
Basic earnings per share	$2.29	$1.15
Diluted earnings per share	$2.23	$1.13

8.	We note that you have shares of both Class A common shares and Class B common shares outstanding. Please address for us how your earnings per share presentation complies with the guidance set forth in paragraphs 60-61 of SFAS 128. If you determine that you are required to revise your presentation of US GAAP earnings per share, please provide us with your detailed calculation.

Response:

Under SFAS 128, paragraph 60 (b), the guidance requires that the two-class method of computing EPS must be used if a company’s capital structure includes “A class of common stock with different dividend rates from those of another class of common stock but without prior or senior rights”. With the exception of voting rights articulated in Note 13 (b) of the company’s 2004 consolidated financial statements, the Class A common shares and Class B common shares have identical rights. They are entitled to the same dividends and have identical rights on liquidation or wind up. Accordingly there are no differences between the Class A and Class B common shares that would impact earnings per share calculations.

9.	Please provide us with your detailed basic and diluted earnings per share calculation for each period presented in accordance with US GAAP. In addition, please ensure that you address the following:
•	The impact of your Series 10-12 Class A Preferred Shares that are convertible into Class A common shares on diluted earnings per share. Refer to paragraphs 26-28 of SFAS 128.

•	The impact of your Series 1 Class A Preferred Shares that were converted into Class A common shares. Refer to EITF Topic D-42.

•	Please tell us whether you retroactively restated your earnings per share in prior periods for Class A common shares issued pursuant to your dividend reinvestment plan. Refer to paragraph 54 of SFAS 128 for guidance.

Brascan Corporation File No. 33-97038	Page 8
•	Any revised disclosure you intend to include in future filings regarding your basic and diluted earnings per share amounts.
Response:

We have included as Appendix A our detailed basic and diluted earnings per share calculation.

Paragraph 29 of SFAS 128 requires that “an entity that issues a contract that may be settled in common stock or in cash at the election of either the entity or the holder shall presume that the contract will be settled in common stock and the resulting potential common shares included in diluted EPS if the effect is more dilutive. The presumption that the contract will be settled in common stock may be overcome if past experience or a stated policy provides a reasonable basis to believe that the contract will be paid partially or wholly in cash.” We do not intend to settle the Series 10 — 12 Class A Preferred Shares in common stock. To date, none of the convertible Preferred Shares have been settled either by redemption or conversion. However, we have the rights and the policy of satisfying any redemption obligation by payment of cash. Accordingly, we believe we have overcome the presumption that the preferred shares will be settled in common stock. Therefore, as permitted by paragraph 29, we have excluded the potential dilutive effect of the preferred shares in the calculation of diluted EPS.

At December 31, 2003, $0.1 million Class A Series 1 Preferred Shares remained outstanding. These preferred shares were not converted to common shares. The shares were redeemed for cash equal to the face value on July 30, 2004. Therefore, we do not believe that D-42 is applicable.

Under paragraph 54 of SFAS 128, “if the number of common shares outstanding increases as a result of a stock dividend or stock split, or decreases as a result of a reverse stock split, the computations of basic and diluted EPS shall be adjusted retroactively for all periods presented to reflect that change in capital structure.” ARB 43 Chapter 7 paragraph 3(d) provided us with additional guidance with respect to how to differentiate stock dividends from our dividend reinvestment plan. The company’s dividend reinvestment plan is optional to the holder of Class A common shares. The plan requires the holder of these shares to request that cash received by the Transfer Agent with respect to dividends paid by the company get reinvested into common shares issued out of Treasury, rather than paid to the shareholder. The company pays these dividends in the form of cash, and in the event a holder requests reinvestment, the Transfer Agent is required to purchase from the company, and the company is required to issue the appropriate number of shares. Accordingly, we do not believe that any adjustment is required under paragraph 54 of SFAS 128.

Based on the above discussion, we do not believe that we are required to revise our presentation of earnings per share under US GAAP.

10.	In future filings, please include disclosure of the line items that would impact operating income/(loss) under US GAAP instead of Canadian GAAP. For example, you include “other operating costs” and “depreciation and amortization” below net operating income for your consolidated statements of income prepared in accordance with Canadian GAAP. However, the classification of these items on the consolidated statement of income for US GAAP purposes would have been within net operating income. Please provide us with the disclosure you intend to include in future filings.

Brascan Corporation File No. 33-97038	Page 9
Response:

All future filings will include disclosure of the line items that would impact operating income/(loss) under US GAAP. An example of the disclosure we intend to provide in future filings is as follows:

Millions, except per share amounts	2004	2003

Net income under US GAAP	$636	$339
Adjustments
Interest expense	563	533
Current income taxes	86	22
Future income taxes	143	128
Minority share of net income	268	208
Equity accounted income from investments	(320)	(37)

Net operating income under US GAAP	$1,376	$1,193

(v)	Market value adjustments, page 81 of 2004 Annual Report

11.	We note your disclosure regarding your adjustment to net income under Canadian GAAP to US GAAP regarding your investments. Please provide us with a reconciliation of your disclosures on pages 81-82 of the 2004 Annual Report to your $1 million increase in net income to arrive at net income under US GAAP. Please also provide us with any revisions to your disclosure you intend to include in future filings.

Response:

The following table reconciles our disclosure related to market value adjustments for US GAAP and also reflects the disclosure we will provide in future filings:

Description	2004	2003

Securities designated as Trading for US GAAP	$7	$2
Derivative contracts recognized at fair value for US GAAP adjustments per note to financial statements	(6)	24

Total market value adjustment	$1	$26

(c)	Balance Sheet Differences, page 83 of 2004 Annual Report

12.	For each series of your Class A preferred equity securities, please tell us how you are reflecting the instrument on your US GAAP balance sheet and include the US GAAP authoritative literature that supports your accounting. Please provide us with the disclosure you intend to include in future filings to provide investors with a better understanding of how you are accounting for these instruments.

Response:

SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, provides guidelines from which to assess each class of preferred shares. The following paragraphs support our accounting:

Brascan Corporation File No. 33-97038	Page 10
The Series 2, 3, 4 and 7, 8, 9, 13, 15 Class A preferred shares are all perpetually outstanding and have no mandatory redemption feature. Accordingly, these preferred shares are properly classified as equity as they do not present the characteristics of instruments described in paragraphs 9, 11 or 12 of SFAS 150 that are required to be presented liability.

The Series 1 and 14 Class A preferred shares are redeemable at the option of the holder or the company for cash equal to the face value. Accordingly, these preferred shares amounting to nil in 2004 ($0.1 million, in 2003) are recorded as a liability and are included in accounts and other payables.

The Series 10, 11, and 12 Class A preferred shares are convertible into Class A common shares of the company at the option of the company or the holder; however the holder does not have the right to force redemption for cash and the company is under no obligation to redeem these shares. Accordingly, the preferred shares do not represent a liability under paragraphs 9, 11 or 12 of SFAS 150 and the company has recorded the preferred shares in equity.

We considered EITF Topic D-98 and concluded that the company’s preferred shares are not the type contemplated by that Topic. Since all preferred shares were treated consistently under both Canadian GAAP and US GAAP and there were relevant disclosures elsewhere in the notes to the financial statements, no additional disclosures were made in the reconciliation note.

Effective January 1, 2005, the convertible preferred share issues (Series 10, 11 and 12) were reclassified to liabilities as a result of a change to Canadian GAAP. Canadian Institute of Chartered Accountants Handbook Section 3860 changed to require preferred shares that are convertible into a variable number of common shares to be presented as liabilities. Additional disclosures with respect to these preferred shares will be provided in future filings to explain the resulting GAAP difference.

13.	Please provide us with a detailed roll-forward of stockholders’ equity for each period presented in accordance with US GAAP.

Response:

The following table provides a detailed roll-forward of stockholders’ equity for 2004 and 2003 presented in accordance with US GAAP:

Brascan Corporation File No. 33-97038	Page 11

Year ended December 31
Millions	2004	2003

Corporate preferred equity — opening	$685	$576
Issuance of Class A Series 12	—	117
Series 12 beneficial conversion option	—	(8)
Issuance of Class A Series 13	195	—
Issuance of Class A Series 15	42	—
Elimination of preferred shares held by consolidated entities	(10)	—

Corporate preferred equity — closing	912	685

Common equity — opening	2,853	2,263
Net income	636	339
Common share dividends	(136)	(126)
Preferred share dividends	(46)	(43)
Amounts purchased in excess of book value and issue costs	(17)	(28)
Other comprehensive income	(19)	490
Paid in capital	14	7
Issuance (repurchase) of common shares, net	43	(49)

Common equity — closing	$3,328	$2,853

Total stockholders’ equity	$4,240	$3,538

(d)	Cash Flow Statement Differences, page 85 of 2004 Annual Report

14.	We note that your consolidated statement of cash flows prepared in accordance with Canadian GAAP include the sales and purchases of securities and loans advanced and collected related to your Funds Management business as an investing activity with no reclassification under US GAAP. Considering your Funds Management business activities, please tell us how you determined that classification as an investing activity is in accordance with SFAS 95 versus a classification as an operating activity.

Response:

We manage dedicated investment funds for ourselves and on behalf of institutional investors. Our current industry focus is on property and long-life infrastructure assets. In addition, we hold a proprietary portfolio of private equity investments consisting of interests in businesses that we believe are undervalued and are being held until such time as they may be sold for a higher value or combined with our core operations. Accordingly, the assets owned within this business segment are primarily loans advanced by Brascan or the fund, and securities which are largely held for the longer term. These debt and equity instruments are for the most part not considered trading instruments and are not treated as inventory in our funds management business. These securities earn interest and dividends over their holding periods. These instruments are not held in trading accounts and are not held for sale to customers.

Under Canadian GAAP, Canadian Institute of Chartered Accountants Handbook section 1540.18 requires that cash payments and receipts for debt or equity instruments held for purposes other than trading and held to generate future income and cash flow should be separately disclosed as Investing on the statement of cash flow. In accordance with SFAS 95, paragraph 15, debt and equity instruments that are considered productive assets and that are not a part of the company’s inventory should be treated as Investing on the statement of cash flow. SFAS 102, paragraphs 8 and 9 indicate that cash flows from securities and other assets shall be classified as operating cash flows if those assets are acquired specifically for resale and are carried at market value in a trading account. Loans that were not acquired for resale shall be classified as investing cash flows. As such, we believe that our classification under both Canadian and US GAAP’s is appropriate.

Brascan Corporation File No. 33-97038	Page 12
Cash flows from the funds management business have been included as investing activities because the vast majority of cash flows from this business segment are non-trading in nature. The company also holds a small portfolio of securities which are held for trading purposes, which were typically not reclassified. However, going forward we will monitor cash flows from these securities and reclassify them as appropriate.
We appreciate your interest in our financial reporting and trust these responses address your concerns. Should you have further questions, please address your letter to the undersigned.
Yours very truly,
/s/ Brian Lawson
Brian Lawson
Vice President and Chief Financial Officer

Brascan Corporation File No. 33-97038	Page 13
Appendix A — US GAAP Earnings Per Share Calculation

Millions, except per shares amounts	2004	2003

US GAAP net income	$636	$339
Preferred share dividends	(46)	(43)

Net income available to common shareholders under US GAAP	590	296
Weighted average common shares outstanding	257.6	257.2
Basic earnings per share	$2.29	$1.15

Impact of Dilutive Items on Net Income:
Interest paid on Series I and II convertible notes, net of tax	0.4	1.5
Reduction in earnings from Investee’s dilution	(3.1)	(0.8)

Total impact to net income	(2.7)	0.7

Fully diluted net income available to common shareholders under US GAAP	587	297

Impact of Dilutive Items on common shares outstanding:
Conversion of Series I and II convertible notes	0.8	4.4
Conversion of options issued	5.1	2.4

Increase to weighted average common shares outstanding	5.9	6.8

Fully diluted weighted average common shares outstanding	263.5	264.0

Fully diluted earnings per share	$2.23	$1.13